                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark one)

[X]            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999


                                       OR


[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to



                         Commission file number 1-12981




                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)


                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors


The Administrative Committee
AMETEK Retirement and Savings Plan


We have audited the accompanying statements of financial condition of the AMETEK Retirement and Savings Plan as of December 31, 1999 and 1998, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK Retirement and Savings Plan at December 31, 1999 and 1998, and the income and changes in plan equity for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
June 7, 2000

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1999

---------------------------------------------------------------------------------------------------------------
                                                  FIXED
                                                 INCOME         BALANCED          EQUITY          INSURANCE
                                                  FUND            FUND             FUND           CONTRACTS
---------------------------------------------------------------------------------------------------------------
ASSETS
    Investments at fair value:
       Guaranteed Investment Contracts       $ 42,785,829     $         --     $         --     $         --
       Vanguard Group of Mutual Funds           7,534,831       13,440,070       45,874,249               --
       The Magellan Fund                               --               --       21,978,570               --
       Black Rock Small Cap Growth
       Portfolio                                       --               --       13,922,459               --
       Cash value of life insurance                    --               --               --          419,059
       AMETEK, Inc. common stock                       --               --               --               --
                                             ------------     ------------     ------------     ------------
       Total Investments                       50,320,660       13,440,070       81,775,278          419,059
    Receivables:
       Employee contributions                     153,202           67,303          305,366            1,754
       Employer contributions                     112,310          154,132          360,298               --
       Loans to participants                           --               --               --               --
    Interfund accounts                             49,081            6,572           56,980               --
                                             ------------     ------------     ------------     ------------
       Total Assets                          $ 50,635,253     $ 13,668,077     $ 82,497,922     $    420,813
                                             ============     ============     ============     ============
LIABILITIES AND PLAN EQUITY
    Liability for Insurance Contribution     $         --     $         --     $         --     $      1,754
                                             ------------     ------------     ------------     ------------
       Total Liabilities                               --               --               --            1,754
    Plan equity                                50,635,253       13,668,077       82,497,922          419,059
                                             ------------     ------------     ------------     ------------
       Total liabilities and plan equity     $ 50,635,253     $ 13,668,077     $ 82,497,922     $    420,813
                                             ============     ============     ============     ============


---------------------------------------------------------------------------------------------
                                                COMMON
                                                 STOCK             LOAN             TOTAL
                                                  FUND            ACCOUNT
---------------------------------------------------------------------------------------------
ASSETS
    Investments at fair value:
       Guaranteed Investment Contracts       $         --      $         --      $ 42,785,829
       Vanguard Group of Mutual Funds                  --                --        66,849,150
       The Magellan Fund                               --                --        21,978,570
       Black Rock Small Cap Growth
       Portfolio                                       --                --        13,922,459
       Cash value of life insurance                    --                --           419,059
       AMETEK, Inc. common stock                7,493,131                --         7,493,131
                                             ------------      ------------      ------------
       Total Investments                        7,493,131                --       153,448,198
    Receivables:
       Employee contributions                      28,275                --           555,900
       Employer contributions                      44,304                --           671,044
       Loans to participants                           --         6,515,528         6,515,528
    Interfund accounts                              7,203          (119,836)               --
                                             ------------      ------------      ------------
       Total Assets                          $  7,572,913      $  6,395,692      $161,190,670
                                             ============      ============      ============
LIABILITIES AND PLAN EQUITY
    Liability for Insurance Contribution     $         --      $         --      $      1,754
                                             ------------      ------------      ------------
       Total Liabilities                               --                --             1,754
    Plan equity                                 7,572,913         6,395,692       161,188,916
                                             ------------      ------------      ------------
       Total liabilities and plan equity     $  7,572,913      $  6,395,692      $161,190,670
                                             ============      ============      ============





                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1998


----------------------------------------------------------------------------------------------------------------------
                                                        FIXED
                                                        INCOME        BALANCED         EQUITY          INSURANCE
                                                        FUND            FUND            FUND           CONTRACTS
----------------------------------------------------------------------------------------------------------------------
ASSETS
    Investments at fair value:
       Guaranteed Investment Contracts            $ 43,828,547     $         --     $         --     $         --
       Vanguard Group of Mutual Funds                5,678,490       11,322,082       36,275,300               --
       The Magellan Fund                                    --               --       15,315,407               --
       Black Rock Small Cap Growth
       Portfolio                                            --               --        8,294,127               --
       Cash value of life insurance                         --               --               --          468,399
       AMETEK, Inc. common stock                            --               --               --               --
                                                  ------------     ------------     ------------     ------------
       Total Investments                            49,507,037       11,322,082       59,884,834          468,399
    Receivables:
       Employee contributions                          125,177           48,004          191,982            1,006
       Employer contributions                          153,400          161,087          380,420               --
       Loans to participants                                --               --               --               --
    Interfund accounts                                 178,226           24,996          178,139               --
                                                  ------------     ------------     ------------     ------------
       Total Assets                               $ 49,963,840     $ 11,556,169     $ 60,635,375     $    469,405
                                                  ============     ============     ============     ============
LIABILITIES AND PLAN EQUITY
    Liability for Insurance Contribution          $         --     $         --     $         --     $      2,552
                                                  ------------     ------------     ------------     ------------
       Total Liabilities                                    --               --               --            2,552

    Plan equity                                     49,963,840       11,556,169       60,635,375          466,853
                                                  ------------     ------------     ------------     ------------
       Total liabilities and plan equity          $ 49,963,840     $ 11,556,169     $ 60,635,375     $    469,405
                                                  ============     ============     ============     ============




-------------------------------------------------------------------------------------------------
                                                    COMMON
                                                     STOCK             LOAN              TOTAL
                                                      FUND           ACCOUNT
-------------------------------------------------------------------------------------------------
ASSETS
    Investments at fair value:
       Guaranteed Investment Contracts            $         --     $         --      $ 43,828,547
       Vanguard Group of Mutual Funds                       --               --        53,275,872
       The Magellan Fund                                    --               --        15,315,407
       Black Rock Small Cap Growth                          --               --         8,294,127
       Portfolio
       Cash value of life insurance                         --               --           468,399
       AMETEK, Inc. common stock                     9,222,304               --         9,222,304
                                                  ------------     ------------      ------------
       Total Investments                             9,222,304               --       130,404,656
    Receivables:
       Employee contributions                           25,272               --           391,441
       Employer contributions                           65,601               --           760,508
       Loans to participants                                --        6,652,176         6,652,176
    Interfund accounts                                  25,057         (406,418)               --
                                                  ------------     ------------      ------------
       Total Assets                               $  9,338,234     $  6,245,758      $138,208,781
                                                  ============     ============      ============
LIABILITIES AND PLAN EQUITY
    Liability for Insurance Contribution          $         --     $         --      $      2,552
                                                  ------------     ------------      ------------
       Total Liabilities                                    --               --             2,552

    Plan equity                                      9,338,234        6,245,758       138,206,229
                                                  ------------     ------------      ------------
       Total liabilities and plan equity          $  9,338,234     $  6,245,758      $138,208,781
                                                  ============     ============      ============




                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1999


-----------------------------------------------------------------------------------------------------------------------------
                                                      FIXED
                                                     INCOME            BALANCED           EQUITY            INSURANCE
                                                      FUND               FUND              FUND              CONTRACTS
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONS
    Contributions:
       Employee                                  $   3,177,848      $   1,329,916      $   6,117,112      $      32,825
       Employer                                      1,098,433            880,320          2,595,597                 --
       Rollovers from other plans                      131,897            247,761            404,170                 --
                                                 -------------      -------------      -------------      -------------
          Total Contributions                        4,408,178          2,457,997          9,116,879             32,825
                                                 -------------      -------------      -------------      -------------
    Investment Income:
       Interest and dividends                        2,857,002            938,464          6,824,004             28,940
       Net realized and unrealized gain
       (loss) on investments                          (103,809)           (84,246)         8,465,100                 --
                                                 -------------      -------------      -------------      -------------
          Total Investment Income (Loss)             2,753,193            854,218         15,289,104             28,940
                                                 -------------      -------------      -------------      -------------
          Total Contributions and
             Investment Income (Loss)                7,161,371          3,312,215         24,405,983             61,765
                                                 -------------      -------------      -------------      -------------
DEDUCTIONS
    Withdrawals and terminations                    (5,859,879)          (556,887)        (4,714,253)           (76,734)
    Insurance premiums and commissions - net                --                 --                 --            (32,825)
    Net interfund transfers                           (630,079)          (643,420)         2,170,817                 --
                                                 -------------      -------------      -------------      -------------
          Total Deductions                          (6,489,958)        (1,200,307)        (2,543,436)          (109,559)
                                                 -------------      -------------      -------------      -------------
Increase (decrease)  in plan equity                    671,413          2,111,908         21,862,547            (47,794)
Plan equity at beginning of year                    49,963,840         11,556,169         60,635,375            466,853
                                                 -------------      -------------      -------------      -------------
Plan equity at end of year                       $  50,635,253      $  13,668,077      $  82,497,922      $     419,059
                                                 =============      =============      =============      =============




----------------------------------------------------------------------------------------------------
                                                     COMMON
                                                      STOCK             LOAN             TOTAL
                                                       FUND            ACCOUNT
----------------------------------------------------------------------------------------------------
ADDITIONS
    Contributions:
       Employee                                  $     645,724      $          --      $  11,303,425
       Employer                                        332,084                 --          4,906,434
       Rollovers from other plans                       59,713                 --            843,541
                                                 -------------      -------------      -------------
          Total Contributions                        1,037,521                 --         17,053,400
                                                 -------------      -------------      -------------
    Investment Income:
       Interest and dividends                           76,820            589,459         11,314,689
       Net realized and unrealized gain
       (loss) on investments                        (1,266,576)                --          7,010,469
                                                 -------------      -------------      -------------
          Total Investment Income (Loss)            (1,189,756)           589,459         18,325,158
                                                 -------------      -------------      -------------
          Total Contributions and
             Investment Income (Loss)                 (152,235)           589,459         35,378,558
                                                 -------------      -------------      -------------
DEDUCTIONS
    Withdrawals and terminations                      (608,202)          (547,091)       (12,363,046)
    Insurance premiums and commissions - net                --                 --            (32,825)
    Net interfund transfers                         (1,004,884)           107,566                 --
                                                 -------------      -------------      -------------
          Total Deductions                          (1,613,086)          (439,525)       (12,395,871)
                                                 -------------      -------------      -------------
Increase (decrease)  in plan equity                 (1,765,321)           149,934         22,982,687
Plan equity at beginning of year                     9,338,234          6,245,758        138,206,229
                                                 -------------      -------------      -------------
Plan equity at end of year                       $   7,572,913      $   6,395,692      $ 161,188,916
                                                 =============      =============      =============




                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1998


---------------------------------------------------------------------------------------------------------
                                                   FIXED
                                                  INCOME         BALANCED       EQUITY      INSURANCE
                                                   FUND            FUND          FUND       CONTRACTS
---------------------------------------------------------------------------------------------------------
ADDITIONS
    Contributions:
       Employee                                  $3,543,575       $916,134    $6,136,301      $39,679
       Employer                                   1,351,564        519,347     2,121,900            -
       Rollovers from other plans                   905,781      1,952,904     3,318,392            -
                                              -----------------------------------------------------------
          Total Contributions                     5,800,920      3,388,385    11,576,593       39,679
                                              -----------------------------------------------------------
    Investment Income:
       Interest and dividends                     2,935,484        974,202     3,092,705       24,507
       Net realized and unrealized gain
         (loss) on investments                        1,038       (579,906)    6,458,799            -
                                              -----------------------------------------------------------
          Total Investment Income (Loss)          2,936,522        394,296     9,551,504       24,507
                                              -----------------------------------------------------------

                                              -----------------------------------------------------------
          Total Contributions and
             Investment Income (Loss)             8,737,442      3,782,681    21,128,097       64,186
                                              -----------------------------------------------------------
DEDUCTIONS
    Withdrawals and terminations                 (3,953,577)      (368,712)   (3,508,169)     (35,036)
    Insurance premiums and commissions - net              -              -             -      (39,679)
    Net interfund transfers                        (595,149)     8,142,200    (7,960,706)      (8,109)
                                              -----------------------------------------------------------
          Total Deductions                       (4,548,726)     7,773,488   (11,468,875)     (82,824)
                                              -----------------------------------------------------------
Increase (decrease)  in plan equity               4,188,716     11,556,169     9,659,222      (18,638)
Plan equity at beginning of year                 45,775,124              -    50,976,153      485,491
                                              -----------------------------------------------------------
Plan equity at end of year                      $49,963,840    $11,556,169   $60,635,375     $466,853
                                              ===========================================================



----------------------------------------------------------------------------------------
                                                   COMMON
                                                    STOCK         LOAN         TOTAL
                                                     FUND        ACCOUNT
----------------------------------------------------------------------------------------
ADDITIONS
    Contributions:
       Employee                                   $777,496        $    -    $11,413,185
       Employer                                    321,061             -      4,313,872
       Rollovers from other plans                  409,830             -      6,586,907
                                              ------------------------------------------
          Total Contributions                    1,508,387             -     22,313,964
                                              ------------------------------------------
    Investment Income:
       Interest and dividends                       83,179       398,298      7,508,375
       Net realized and unrealized gain
       (loss) on investments                    (1,933,882)            -      3,946,049
                                              ------------------------------------------
          Total Investment Income (Loss)        (1,850,703)      398,298     11,454,424
                                              ------------------------------------------

                                              ------------------------------------------
          Total Contributions and
             Investment Income (Loss)             (342,316)      398,298     33,768,388
                                              ------------------------------------------
DEDUCTIONS
    Withdrawals and terminations                  (572,522)     (415,599)    (8,853,615)
    Insurance premiums and commissions - net             -             -        (39,679)
    Net interfund transfers                       (246,029)      667,793              -
                                              ------------------------------------------
          Total Deductions                        (818,551)      252,194     (8,893,294)
                                              ------------------------------------------
Increase (decrease)  in plan equity             (1,160,867)      650,492     24,875,094
Plan equity at beginning of year                10,499,101     5,595,266    113,331,135
                                              ------------------------------------------
Plan equity at end of year                      $9,338,234    $6,245,758   $138,206,229
                                              ==========================================



                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1997


----------------------------------------------------------------------------------------------------------
                                                       FIXED
                                                      INCOME            EQUITY            INSURANCE
                                                       FUND              FUND             CONTRACTS
----------------------------------------------------------------------------------------------------------
ADDITIONS
    Contributions:
       Employee                                  $   3,771,002      $   5,690,400      $      50,836
       Employer                                        648,740          1,488,319                 --
       Rollovers from other plans                      315,292            938,076                 --
                                                 -------------      -------------      -------------
          Total Contributions                        4,735,034          8,116,795             50,836
                                                 -------------      -------------      -------------
    Investment Income:
       Interest and dividends                        2,606,907          6,022,655             31,360
       Net realized and unrealized gain
            on investments                                  --          1,266,125                 --
                                                 -------------      -------------      -------------
          Total Investment Income                    2,606,907          7,288,780             31,360
                                                 -------------      -------------      -------------

                                                 -------------      -------------      -------------
       Total Contributions and
          Investment Income                          7,341,941         15,405,575             82,196
                                                 -------------      -------------      -------------
DEDUCTIONS
    Withdrawals and terminations                    (8,597,350)        (7,617,996)           (59,648)
    Insurance premiums and commissions - net                --                 --            (50,836)
    Net interfund transfers                         (1,359,117)         1,006,225            (33,497)
                                                 -------------      -------------      -------------
          Total Deductions                          (9,956,467)        (6,611,771)          (143,981)
                                                 -------------      -------------      -------------
Increase (decrease)  in plan equity                 (2,614,526)         8,793,804            (61,785)
Plan equity at beginning of year                    48,389,650         42,182,349            547,276
                                                 -------------      -------------      -------------
Plan equity at end of year                       $  45,775,124      $  50,976,153      $     485,491
                                                 =============      =============      =============


----------------------------------------------------------------------------------------------------
                                                     COMMON
                                                      STOCK                LOAN            TOTAL
                                                       FUND              ACCOUNT
----------------------------------------------------------------------------------------------------
ADDITIONS
    Contributions:
       Employee                                  $     630,954      $          --      $  10,143,192
       Employer                                        170,474                 --          2,307,533
       Rollovers from other plans                      116,817                 --          1,370,185
                                                 -------------      -------------      -------------
          Total Contributions                          918,245                 --         13,820,910
                                                 -------------      -------------      -------------
    Investment Income:
       Interest and dividends                          123,277            395,542          9,179,741
       Net realized and unrealized gain
            on investments                           3,383,739                 --          4,649,864
                                                 -------------      -------------      -------------
          Total Investment Income                    3,507,016            395,542         13,829,605
                                                 -------------      -------------      -------------

                                                 -------------      -------------      -------------
       Total Contributions and
          Investment Income                          4,425,261            395,542         27,650,515
                                                 -------------      -------------      -------------
DEDUCTIONS
    Withdrawals and terminations                    (1,776,895)          (384,948)       (18,436,837)
    Insurance premiums and commissions - net                --                 --            (50,836)
    Net interfund transfers                           (121,676)           508,065                 --
                                                 -------------      -------------      -------------
          Total Deductions                          (1,898,571)           123,117        (18,487,673)
                                                 -------------      -------------      -------------
Increase (decrease) in plan equity                   2,526,690            518,659          9,162,842
Plan equity at beginning of year                     7,972,411          5,076,607        104,168,293
                                                 -------------      -------------      -------------
Plan equity at end of year                       $  10,499,101      $   5,595,266      $ 113,331,135
                                                 =============      =============      =============




                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


1.  DESCRIPTION OF THE PLAN

The following brief description of the AMETEK Retirement and Savings Plan ("the Plan") provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below, which provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service, or upon death, attainment of age 65 or early, normal or disability retirement. Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees (beginning in 1998), and other certain limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested.

Effective January 1, 1997, the Plan was amended and restated to incorporate a retirement feature into the Plan to benefit eligible salaried and hourly employees hired by AMETEK after December 31, 1996. Commencing with the January 1, 1997 effective date, AMETEK makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan. However, retirement feature contributions become fully vested after five years of service, and loans and withdrawals are not permitted.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements
The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States. (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation
Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Guaranteed Investment Contracts ("GICs"), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3. INVESTMENT PROGRAMS

At December 31, 1999, the Vanguard Fiduciary Trust Company was the Trustee of the Plan.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs as of December 31, 1999:

(a) The Fixed Income Funds:
    The Fixed Income Funds are comprised of a retirement savings trust which invests in a diversified portfolio of GICs issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a more diversified GIC portfolio. The Fixed Income Fund also holds investments in two additional Vanguard
    Funds: a Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:

                                                                    Balance
                                                                at December 31,
                                                         ---------------------------
                                                            1999             1998
                                                            ----             ----
        GICs (1)*                                        $42,785,829     $43,828,547
                                                         -----------      ----------
        Other:
           Money Market Mutual Fund                        6,252,921       4,478,679
           Vanguard Total Bond Market Index Fund
             (cost $1,356,410)                             1,281,910      1,199,811
                                                         -----------     -----------
                                                           7,534,831       5,678,490
                                                         -----------     -----------

        Total Fixed Income Fund investments              $50,320,660     $49,507,037
                                                         ===========     ===========



         *At December 31, investment represents 5% or more of the fair value of the Plan's net assets.

      (1) Includes synthetic investment contracts in which a financially responsible third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust. Also includes a short-term investment account utilized for withdrawals, transfers, and future GIC purchases.

Income on the GICs is earned based on interest rates ranging from 5.3% to 6.8% for the year ended December 31, 1999 and 5.4% to 6.8% for the year ended December 31, 1998. Variable-rate contracts are reset quarterly, but will not fall below zero. Contracts with fixed rates of interest through maturity ranged between 5.9% and 6.2% for each of the Plan years ended December 31, 1999 and 1998, respectively. The weighted average crediting interest rate for GICs was 6.3% for 1999 and 6.2% for 1998. The average yield for all investments within the Fixed Income Fund was 5.7% and 6.2% for the Plan years ended December 31, 1999 and 1998, respectively, net of investment expenses.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


3.  INVESTMENT PROGRAMS (continued)

(b)     The Balanced Funds:

        Participants investing in the Balanced Funds have two alternatives for allocating their accounts:

        1. Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

        2. Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.


    At December 31, the investments of the Balanced Fund consisted of the following:


                                                           1999                                           1998
                                          -----------------------------------------   ---------------------------------------------
                                          Number of        Cost           Market           Number         Cost           Market
                                           Shares                          Value         of Shares                        Value
                                          -----------------------------------------   ---------------------------------------------
Vanguard LifeStrategy Growth Funds         229,692     $ 4,021,329     $ 4,382,463         148,450     $ 2,485,929     $ 2,556,962
                                           -------     -----------     -----------         -------     -----------     -----------
Vanguard Wellington Fund *                 323,949       9,997,965       9,057,607         298,641       9,385,066       8,765,120
                                           -------     -----------     -----------         -------     -----------     -----------
   Total Balanced Fund                     553,641     $14,019,294     $13,440,070         447,091     $11,870,995     $11,322,082
                                           -------     -----------     -----------         -------     -----------     -----------



* At December 31, investment represents 5% or more of the fair value of the Plan's net assets.

(c)   The Equity Funds:

The Equity Funds consist of mutual funds primarily in the Vanguard Group of Equity Funds. The fund includes the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard International Growth Fund, and the Vanguard 500 Index Fund. Equity Fund participants may also invest in the Fidelity Magellan Fund, which is a broadly diversified mutual fund investing in a wide range of worldwide stocks and other types of investments. The BlackRock Small Cap Growth Portfolio is also included in the Equity Fund. Both the Vanguard funds and the BlackRock fund seek long-term capital appreciation.

All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds carry significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


3. INVESTMENT PROGRAMS (continued)


At December 31, 1999 and 1998, the investments of the Equity Fund consisted of the following:

                                    -------------------------------------------   ---------------------------------------------
                                                        1999                                           1998
                                    -------------------------------------------   ---------------------------------------------
                                        Number                        Market          Number                           Market
                                          Of            Cost           Value            of              Cost            Value
                                        Shares                                        Shares
                                    -------------------------------------------   ---------------------------------------------
Vanguard Group of Equity Funds:
   Vanguard Windsor II Fund *           696,270     $21,710,644     $17,385,859         644,282     $20,691,742     $19,231,819
   Vanguard PRIMECAP Fund *             258,368      12,519,358      16,036,923         192,610       8,489,009       9,179,795
   Vanguard Int'l Growth Fund           275,082       5,239,465       6,186,597         264,766       4,941,840       4,969,664
   Vanguard 500 Index Fund               46,293       5,378,341       6,264,870          25,397       2,670,071       2,894,022
                                    -----------     -----------     -----------     -----------     -----------     -----------
     Total Vanguard Funds             1,276,013      44,847,808      45,874,249       1,127,055      36,792,662      36,275,300
                                    -----------     -----------     -----------     -----------     -----------     -----------
Fidelity Magellan Fund *                160,862      18,649,226      21,978,570         126,762      13,944,094      15,315,407
                                    -----------     -----------     -----------     -----------     -----------     -----------
Black Rock Small Cap. Fund *            434,263       9,952,197      13,922,459         383,455       8,302,277       8,294,127
                                    -----------     -----------     -----------     -----------     -----------     -----------
       Total Equity Fund              1,871,138     $73,449,231     $81,775,278       1,637,272     $59,039,033     $59,884,834
                                    ===========     ===========     ===========     ===========     ===========     ===========


* At December 31, investment represents 5% of more of the fair value of the Plan's net assets.


    (d) Insurance Contracts:

        Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund continues to be closed to new participants.


    (e) The Common Stock Fund:

        At December 31, 1999 and 1998, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock. At December 31, 1999, the investment consisted of 393,082 shares having a cost of $6,975,910 and a market value of $7,493,131. At December 31, 1998, such investment consisted of 413,325 shares having a cost of $7,153,025 and a market value of $9,222,304. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market, directly from AMETEK, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



3. INVESTMENT PROGRAMS (continued)

A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

There were approximately 5,000 participants in the Plan at December 31, 1999. Participants generally invest in more than one fund.

4. LOAN ACCOUNTS RECEIVABLE

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 1999 ranged between 7% and 10%.

5. NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income, are as follows:

                                                        Year Ended December 31,
                                                --------------------------------------
                                                1999             1998             1997
                                                ----             ----             ----
Fixed Income Fund
Realized gain (loss)                          $(29,695)     $     1,424      $        --
Change in net unrealized (loss)                (74,114)            (386)              --
                                           ------------     -----------      -----------
Total Fixed Income Fund                       (103,809)           1,038               --
                                           ------------     -----------      -----------
Balanced Fund
Realized (loss)                                (53,935)         (30,993)              --
Change in net unrealized (loss)                (30,311)        (548,913)              --
                                           ------------     -----------      -----------
Total Balanced Fund                            (84,246)        (579,906)              --
                                           ------------     -----------      -----------
Equity Fund
Realized gain                                  984,854        4,504,036        1,097,092
Change in net unrealized gain                7,480,246        1,954,763          169,033
                                           -----------      -----------      -----------
Total Equity Fund                            8,465,100        6,458,799        1,266,125
                                           -----------      -----------      -----------
Common Stock Fund
Realized gain                                  285,482          278,678        1,569,797
Change in net unrealized (loss) gain        (1,552,058)      (2,212,560)       1,813,942
                                           -----------      -----------      -----------
Total Common Stock Fund                     (1,266,576)      (1,933,882)       3,383,739
                                           -----------      -----------      -----------
Total net realized and unrealized gain
    included in investment income          $ 7,010,469      $ 3,946,049      $ 4,649,864
                                           ===========      ===========      ===========

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


5. NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS  (continued)



The net unrealized gain (loss) on investments included in the Plan's equity is as follows:


                                                                                                Common
                                           Fixed Income       Balanced         Equity            Stock            Total
                                               Fund             Fund            Fund             Fund
                                           ------------       --------         ------            -----            -----
Balance December 31, 1996                  $        --      $        --      $(1,277,995)     $ 2,467,897      $ 1,189,902
Change for the year 1997                            --               --          169,033        1,813,942        1,982,975
                                                                             -----------      -----------      -----------
Balance December 31, 1997                           --               --       (1,108,962)       4,281,839        3,172,877
Change for the year 1998                          (386)        (548,913)       1,954,763       (2,212,560)        (807,096)
                                           -----------      -----------      -----------      -----------      -----------
Balance December 31, 1998                         (386)        (548,913)         845,801        2,069,279        2,365,781
Change for the year 1999                       (74,114)         (30,311)       7,480,246       (1,552,058)       5,823,763
                                           -----------      -----------      -----------      -----------      -----------
Balance December 31, 1999                  $   (74,500)     $  (579,224)     $ 8,326,047      $   517,221      $ 8,189,544
                                           ===========      ===========      ===========      ===========      ===========


6. FEDERAL INCOME TAX STATUS


The Plan has received a determination letter from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is, therefore, exempt from federal income tax. Continued qualification of the Plan is subject to the maintenance of its approved form, or a new Internal Revenue Service determination.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.


7. EXPENSES


The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1999, 1998 and 1997, the Company elected to pay such expenses directly.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999


8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of Plan equity at December 31, 1999 and 1998, presented in the financial statements in accordance with accounting principles generally accepted in the United States, and the reduction for amounts owed to former participants upon withdrawal and termination from the Plan for the year ended December 31, 1999 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under accounting principles generally accepted in the United States.

                                                   Fixed
                                                  Income            Balanced           Equity           Insurance
                                                   Fund               Fund              Fund             Contracts
                                              ----------------------------------------------------------------------------
Plan Equity
  December 31, 1999:
   Plan equity reported in the financial
      statements                              $  50,635,253      $  13,668,077      $  82,497,922      $     419,059
   Amounts owed to former participants           (1,135,168)          (235,701)        (1,414,989)                --
                                              -------------      -------------      -------------      -------------
   Plan equity (net assets) reported on
       Form 5500                              $  49,500,085      $  13,432,376      $  81,082,933      $     419,059
                                              =============      =============      =============      =============


Plan Equity
  December 31, 1998:
    Plan equity reported in the financial
       statements                             $  49,963,840      $  11,556,169      $  60,635,375      $     466,853
    Amounts owed to former participants            (589,744)          (103,511)          (569,870)                --
                                              -------------      -------------      -------------      -------------
    Plan equity (net assets) reported on
       Form 5500                              $  49,374,096      $  11,452,658      $  60,065,505      $     466,853
                                              =============      =============      =============      =============

Withdrawals and Terminations
Year ended December 31, 1999:
  Withdrawals and terminations
    reported in the financial statements      $   5,859,879      $     556,887      $   4,714,253      $      76,734
  Add: Amounts owed to former
     participants at December 31, 1999            1,135,168            235,701          1,414,989                 --
  Less:  Amounts owed to former
     participants at December 31, 1998             (589,744)          (103,511)          (569,870)                --
                                              -------------      -------------      -------------      -------------
  Payments to provide benefits
      reported on Form 5500                   $   6,405,303      $     689,077      $   5,559,372      $      76,734
                                              =============      =============      =============      =============



                                                 Common
                                                  Stock             Loan               Total
                                                   Fund            Account
                                              ---------------------------------------------------
Plan Equity
  December 31, 1999:
   Plan equity reported in the financial
      statements                              $   7,572,913      $   6,395,692      $ 161,188,916
   Amounts owed to former participants              (88,455)           (77,862)        (2,952,175)
                                              -------------      -------------      -------------
   Plan equity (net assets) reported on
       Form 5500                              $   7,484,458      $   6,317,830      $ 158,236,741
                                              =============      =============      =============


Plan Equity
  December 31, 1998:
    Plan equity reported in the financial
       statements                             $   9,338,234      $   6,245,758      $ 138,206,229
    Amounts owed to former participants             (47,513)           (85,324)        (1,395,962)
                                              -------------      -------------      -------------
    Plan equity (net assets) reported on
       Form 5500                              $   9,290,721      $   6,160,434      $ 136,810,267
                                              =============      =============      =============

Withdrawals and Terminations
Year ended December 31, 1999:
  Withdrawals and terminations
    reported in the financial statements      $     608,202      $     547,091      $  12,363,046
  Add: Amounts owed to former
    participants at December 31, 1999                88,455             77,862          2,952,175
  Less:  Amounts owed to former
    participants at December 31, 1998               (47,513)           (85,324)        (1,395,962)
                                              -------------      -------------      -------------
  Payments to provide benefits
    reported on Form 5500                     $     649,144      $     539,629      $  13,919,259
                                              =============      =============      =============

                                   SIGNATURES




THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        The AMETEK Retirement
                                        and Savings Plan
                                        ---------------------------
                                        (Name of Plan)


Dated:  June 26, 2000                   By:   /s/ John J. Molinelli
                                            --------------------------
                                            John J. Molinelli, Member,
                                            Administrative Committee

                     THE AMETEK RETIREMENT AND SAVINGS PLAN

                                  EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------
        23            Consent of Independent Auditors